[redacted]

07028059

SEC MAIL PROCESSING
RECEIVED
NOV 0 6 2007
WASH, D.C.
182

November 5, 2006

COURIER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC
20549
U.S.A

SUPPL

Dear Sirs or Mesdames: Lindsey Morden Group

Re: ~~Cunningham Lindsey Group Inc~~ – File No. 82 – 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of the Corporation's press release dated November 1, 2007, which has been filed with Canadian securities commissions.

Please call me at (416) 596-8020 with any questions.

PROCESSED
NOV 2 0 2007 E
THOMSON
FINANCIAL

Yours truly,
Cunningham Lindsey Group Inc.

By: ______________________
Paula Sawyers
Associate General Counsel

Dcv 11/19

Encl.

Secondly in June and July of 2007, the United Kingdom experienced severe flooding over a wide geographical area, the magnitude of which has not been seen in over 60 years. The flooding generated over 25,000 flood claims for our CL United Kingdom operations. These are complicated claims requiring extensive project management. This had a significant impact on our financial results in the third quarter, and in general has resulted in increased revenue. However, due to the high, up-front costs incurred in servicing this type of claim, the flood claims caused a decrease in EBITDA in the third quarter and have also had a negative impact on our cash flow and debt levels. These up-front expenses include increased staffing costs for relocation and overtime, expenditures related to the opening of four new offices, as well as other significant resources.

Revenue and EBITDA for our operations in the United States decreased in the third quarter relative to the same period in 2006. This was primarily due to the lack of significant weather events, a reduction in outsourced claim activity and reduced demand for claims adjuster training in 2007 compared to 2006 and 2005.

Our operations in Canada doubled their EBITDA in the third quarter of 2007 compared to the same period in 2006. The increase in EBITDA was primarily due to investments in growth in their core claims adjusting business.

The decrease in EBITDA of our operations in Europe was primarily due to one-time employee-related costs.

The growth in revenue and EBITDA in CL International was primarily due to strong performance by their London based construction unit. Revenue for the third quarter was also positively impacted by additional claims arising from the cyclone in Oman earlier in the year."

Third Quarter 2007 Results

Total revenue for the third quarter of 2007 was $115.7 million, an increase of $12.3 million compared to $103.4 million of revenue for the third quarter of 2006. International operations and operations in the United Kingdom reported an increase in revenue compared to the third quarter of 2006. Our operations in Europe reported the same level of revenue for both the third quarters of 2007 and 2006. However, our operations in Canada and the United States reported a decrease in revenue compared to the third quarter of 2006. The increase in consolidated revenue was primarily due to the increased revenue from the United Kingdom flood claims.

EBITDA for the third quarter of 2007 was $4.6 million (4.0% of revenue), a decrease of $0.8 million from EBITDA of $5.4 million (5.2% of revenue) for the third quarter of 2006. Our operations in Europe, the United Kingdom, and the United States reported decreases in EBITDA compared to the third quarter of 2006. This was partially offset by an increase in EBITDA as reported by our International operations and operations in Canada. Corporate costs decreased compared to the third quarter of 2006. The decrease in EBITDA was primarily due to significant costs associated with increased claims volumes in CL United Kingdom.

Net loss (before the goodwill impairment) for the third quarter of 2007 was $0.6 million, ($0.03 loss per share) compared to a loss of $1.1 million ($0.05 loss per share) for the third quarter of 2006. Net loss for the third quarter was $111.6 million ($5.07 loss per share).

An income tax recovery of $0.4 million was recorded in the third quarter of 2007 compared to an income tax expense of $0.9 million in the third quarter of 2006, resulting in a year-over-year reduction in income taxes payable of $1.3 million. The income tax recovery for the third quarter of 2007 included an income tax recovery of $1.4 million (£0.7 million) arising from tax-deductible Corporate foreign exchange losses, as compared to a tax expense of $0.4 million (£0.2 million) for the third quarter of 2006

Total interest expense in the third quarter of 2007 was $4.5 million, $0.2 million more than interest expense of $4.3 million in the third quarter of 2006. Total interest expense in the third quarter of 2007 included $2.2

million of interest incurred on our $125 million 7% unsecured Series "B" debentures and other long-term debt. The other $2.3 million of interest expense in the third quarter of 2007 consisted of $2.1 million of interest and amortisation of issue costs associated with our unsecured non-revolving loan facility, and $0.2 million interest on operating lines and other credit facilities. Interest expense in the third quarter of 2007 was higher than in the third quarter of 2006, primarily due to higher interest rates and an increase in commitment fees in respect of our $72.8 million non-revolving term facility.

Liquidity

Our operating activities used more cash during the third quarter of 2007 than they did in the third quarter of 2006. Cash used in operating activities was $5.3 million in the third quarter of 2007 compared to $0.6 million of cash provided in the third quarter of 2006.

Net debt (defined as total long-term debt, bank indebtedness and other loans, less cash) as at September 30, 2007 was $212.2 million compared to $198.4 million at December 31, 2006. The increase in net debt was to fund operating cash flow, in part driven by the cash required to service the large volume of flood claims in the United Kingdom.

Summary of Financial Results

The following table presents a summary of the financial results for the three and nine months ended September 30, 2007 and 2006:

	Third Quarter		Year-to-date	
(in $000's except share and per share amounts)	**2007**	2006	**2007**	2006
Revenue				
Canada	**12,968**	13,187	**39,871**	40,998
United States	**13,699**	14,901	**42,628**	47,338
United Kingdom	**61,673**	49,303	**175,748**	138,797
Europe	**13,026**	13,030	**44,064**	41,796
International	**14,322**	12,967	**41,578**	37,544
Total Revenue	**115,688**	103,388	**343,889**	306,473
EBITDA [1]				
Canada	**1,003**	508	**2,384**	568
United States	**652**	1,013	**1,837**	3,126
United Kingdom	**2,400**	4,043	**11,265**	9,577
Europe	**(1,205)**	(825)	**(910)**	(439)
International	**2,351**	1,946	**5,816**	6,349
Corporate	**(580)**	(1,322)	**(3,052)**	(4,443)
Total EBITDA	**4,621**	5,363	**17,340**	14,738
Depreciation and amortisation expense	**(1,145)**	(1,260)	**(3,516)**	(3,726)
Interest expense	**(4,474)**	(4,336)	**(13,135)**	(12,926)
Goodwill impairment	**(110,962)**	-	**(110,962)**	-
Profit on sale of asset held for sale	**-**	-	**2,352**	-
Income tax recovery (expense)	**398**	(901)	**448**	1,403
Net loss	**(111,562)**	(1,134)	**(107,473)**	(511)
Basic and diluted net (loss) earnings per share	**$(5.07)**	$(0.05)	**$(4.88)**	$(0.02)
Total shares outstanding (000) [2]	**22,093**	22,093	**22,093**	22,093
Weighted average shares (000)	**22,021**	22,014	**22,021**	21,981

[1] EBITDA (earnings before interest, taxes, depreciation, and amortisation) is defined as revenue from continuing operations less cost of service and selling, general and administration expenses, excluding depreciation and amortisation. EBITDA does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable to similar measures used by other companies.

[2] As at September 30, 2007, there are 19,919,968 subordinate voting shares and 2,172,829 multiple voting shares issued and outstanding.

About Cunningham Lindsey
Cunningham Lindsey Group Inc. is one of the leading insurance loss-adjusting groups worldwide. Through its operating subsidiaries, Cunningham Lindsey Group provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management. It has a global network of approximately 4,000 professionals located in 357 locations throughout Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Beyond its core loss adjusting services, Cunningham Lindsey provides engineering consultancy, risk management, risk surveys, environmental remediation, valuations and related services as well as claims appraisal training and education courses in the United States. Further information about Cunningham Lindsey is available on our website at www.cunninghamlindsey.com.

Forward-Looking Information
The matters discussed in this release include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements. Forward-looking statements may be identified, without limitation, by the use of such words as "may", "will", "should", "would", "could", "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning or negative derivations thereof. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, achievements or other future events. Readers should not rely on forward-looking statements as they involve known and unknown risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed, implied or anticipated in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to the following factors which are more fully described in our filings with the Canadian securities regulators on www.sedar.com: our substantial debt; vulnerability of revenue to weather conditions; general insurance market conditions; reduction in our potential customers; foreign currency fluctuations; the loss of key personnel; competition; reliance on key customers; changes to the regulatory environment; legal proceedings; access to cash; collections of accounts receivable; critical accounting estimates; controlling shareholder influence; and our outstanding debt may discourage a change of control. There are also risks arising from the proposed transaction, including the satisfaction of the conditions to consummate the proposed transaction, including the approval by shareholders; the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement providing for the proposed transaction; the delay of the consummation of the proposed transaction or the failure to complete the proposed transaction for any other reason; and the amount of the costs, fees and expenses related to the proposed transaction. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for management to predict all such risks. We have no obligation, and do not intend, to update or alter such forward-looking statements as a result of new information, future events or otherwise, except as required by law.

* * * * *

For further information, please contact Jan Christiansen, Chief Executive Officer and President at (847) 517-3300 Ext. 3333.